Exhibit 12

Consolidated Earnings Ratios

The following table sets forth, for the years and periods indicated, Protective Life Insurance Company’s (the “Company”) ratios of:

•                  Consolidated earnings to fixed charges.

•                  Consolidated earnings to fixed charges before interest credited on investment products.

	For The Nine Months Ended
	September 30,		For The Year Ended December 31,
	2009	2008	2008(3)	2007	2006	2005	2004
Ratio of Consolidated Earnings to Fixed Charges (1)	1.3	0.9	0.9	1.4	1.5	1.5	1.6
Ratio of Consolidated Earnings (Losses) to Fixed Charges Before Interest Credited on Investment Products(2)	8.1	0.1	(0.2)	6.9	20.1	38.5	46.4

(1)

Protective Life calculates the ratio of “Consolidated Earnings to Fixed Charges” by dividing the sum of income (loss) from continuing operations before income tax (BT), interest expense (which includes an estimate of the interest component of operating lease expense) (I) and interest credited on investment products (IP) by the sum of interest expense (I) and interest credited on investment products (IP). The formual for this ratio is: (BT+I+IP)(I+IP). Protective Life continues to sell investment products that credit interest to the contractholder. Investment products include products such as guaranteed investment contracts, annuities, and variable universal life interest credited insurance policies. The inclusion of interest credited on investment products results in a negative impact on the ratio of earnings to fixed charges because the effect of increases in interest credited to contractholders more than offsets the effect of the increase in earnings.

(2)

Protective Life calculates the ratio of “Consolidated Earnings (Losses) to Fixed Charges Before Interest Credited on Investment Products” by dividing the sum of income (loss) from continuing operations before income tax (BT) and interest expense (I) by interest expense (I). The formula for this calculation,therefore, would be: (BT+I)/I.

(3)	For the year ended December 31, 2008, additional income required to achieve a 1:1 ratio coverage was $86.4 million.

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Exhibit 12

(continued)

Computation of Consolidated Earnings Ratios

	For The Nine Months Ended
	September 30,		For The Year Ended December 31,
	2009	2008	2008(1)	2007	2006	2005	2004
	(Dollars In Thousands)
Computation of Ratio of Consolidated Earnings (Losses) to Fixed Charges
Income (Loss) from Continuing Operations before Income Tax	$213,651	$(51,716)	$(86,373)	$395,956	$419,748	$361,215	$371,163
Add Interest Expense(2)	29,988	54,452	72,154	66,707	22,012	9,632	8,167
Add Interest Credited on Investment Products	749,552	773,877	1,043,676	1,010,944	891,627	726,301	649,216
Earnings before Interest, Interest Credited on Investment Products and Taxes	$993,191	$776,613	$1,029,457	$1,473,607	$1,333,387	$1,097,148	$1,028,546
Earnings before Interest, Interest Credited on Investment Products and Taxes Divided by Interest expense and Interest Credited on Investment Products	1.3	0.9	0.9	1.4	1.5	1.5	1.6
Computation of Ratio of Consolidated Earnings (Losses) to Fixed Charges Before Interest Credited on Investment Products
Income (Loss) from Continuing Operations before Income Tax	$213,651	$(51,716)	$(86,373)	$395,956	$419,748	$361,215	$371,163
Add Interest Expense(2)	29,988	54,452	72,154	66,707	22,012	9,632	8,167
Earnings (Losses) before Interest and Taxes	$243,639	$2,736	$(14,219)	$462,663	$441,760	$370,847	$379,330
Earnings (Losses) before Interest and Taxes Divided by Interest Expense	8.1	0.1	(0.2)	6.9	20.1	38.5	46.4

(1)  For the year ended December 31, 2008, additional income required to achieve a 1:1 ratio coverage was $86.4 million.

(2)  Interest expense primarily relates to interest on our non-recourse funding obligations.

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